UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196202

(CUSIP Number)

Houston H. Harte

P.O. Box 17424

San Antonio, Texas 78217

(210) 251-2441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Houston H. Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mr. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.
(2)	The amounts of shares of Common Stock specified herein and in the rest of this Schedule 13D are reported after giving effect to the 10-to-1 reverse split of the Issuer’s Common Stock that became effective on January 31, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on January 31, 2018.

(3)	The percentages specified herein and in the rest of this Schedule 13D are calculated based upon 6,253,757 shares of Common Stock issued and outstanding as of the date hereof, which number is calculated based on 62,537,577 shares of Common Stock issued and outstanding as of October 20, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2017, after giving effect to the reverse stock split described in footnote 2 above.

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Sarah Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Ms. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Carolyn Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO– See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mrs. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Larry D. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100 (1)
	8	SHARED VOTING POWER 75,040 (2)
	9	SOLE DISPOSITIVE POWER 1,100 (1)
	10	SHARED DISPOSITIVE POWER 75,040 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.22%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Franklin Family Foundation, a Texas non-profit corporation (the “Foundation”). Mr. Franklin is the President of the Foundation. As such, Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the Foundation.
(2)	The shares of Common Stock are held by Mr. Franklin and his spouse, Mrs. Charlotte Franklin, as community property. Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock, subject to applicable community property laws.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Franklin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Original Schedule 13D” and, together with this Amendment No.1, the “Schedule 13D”) with respect to the common stock, par value $1.00 per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In the Original Schedule 13D, the Reporting Persons expressed their deep concern about the Issuer’s continuing poor performance and the resulting decline in its stock price, which have resulted in a dramatic loss of shareholder value over the past several years. On March 1, 2018, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Board”), urging the Board to take immediate action to address the operational, financial and corporate governance issues identified in the Original Schedule 13D in order to preserve and enhance shareholder value.

In the letter, the Reporting Persons stated that they believe that the primary reason for the Issuer’s persistent poor operational and financial performance and declining stock price is a weak and entrenched Board, whose current members have demonstrated a lack of both ability and willingness to take the necessary steps to reverse these negative trends. The letter also identified a number of serious corporate governance issues that the current Board has failed to address. Accordingly, the Reporting Persons proposed several measures that they believe would enable the Issuer to improve its financial and operational performance and bring its corporate governance in line with best practices.

In particular, the Reporting Person proposed to reconstitute the current Board to include new directors who are fully committed to managing the Issuer’s business in the interests of its shareholders and have the qualifications, expertise and outside perspective to bring about a turnaround in the Issuer’s performance in order to achieve profitability and revenue growth. This includes replacing Christopher Harte as Chairman of the Board with a leader that has industry experience and a track record of value creation. Accordingly, the letter stated that the Reporting Persons are seriously considering the possibility of nominating three candidates for election to the Board at the Company’s 2018 annual meeting of shareholders, and have engaged in discussions with potential candidates.

In addition, the Reporting Persons urged the Board to take immediate action to remove the Issuer’s classified board structure, amend the Issuer’s charter and bylaws to allow shareholders holding 10% or more of the Issuer’s outstanding stock to call special meetings of shareholders, and replace Judy Odom as Chair of the Corporate Governance Committee with a candidate committed to bringing the Issuer’s corporate governance in line with best practices. The Reporting Persons also asked the Board to confirm that the Issuer intends to hold its 2018 annual meeting of shareholders in May of this year.

The letter stated that the Reporting Persons would like to engage in an open and constructive dialogue with the Board regarding their proposals and other matters discussed in the letter. However, the letter also indicated that if the Board chooses to ignore the Reporting Persons’ proposals and not to engage with them constructively, the Reporting Persons are fully prepared to solicit the support of their fellow shareholders to elect new directors at the Company’s 2018 annual meeting of shareholders.

The foregoing summary is qualified in its entirety by the full text of the letter, which is filed as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

CUSIP NO. 416196103

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.2	Letter to the Board of Directors, dated March 1, 2018

CUSIP NO. 416196103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

Houston H. Harte

/s/ Sarah E. Harte
Houston H. Harte, by his agent and attorney in fact, Sarah E. Harte

Sarah Harte

/s/ Sarah Harte
Sarah Harte

Carolyn Harte

/s/ Sarah E. Harte
Carolyn Harte, by her agent and attorney in fact, Sarah E. Harte

Larry D. Franklin

/s/ Larry D. Franklin
Larry D. Franklin

Franklin Family Foundation

By:	/s/ Larry D. Franklin
Name:	Larry D. Franklin
Title:	President